Exhibit 99.1

Index

Welcome Letter
Personalized Medicine
Leukemia Therapeutics
Solid Tumor Therapeutics
Outstanding Technology Base
The Board
The Scientific Advisory Board
The Executive Team
Financials

Welcome

Dear shareholders, employees, colleagues, and friends,

We are pleased to provide the following report for 2004-2005. The focal point for this past fiscal year was corporate development and to this end, the Company now has a foundation in place to shepherd products through the clinic and into the marketplace.

We achieved two core objectives that illustrate ChemGenex’s goal of becoming a multinational biopharmaceutical company; listing on the NASDAQ stock exchange under the ticker symbol “CXSP” and forging a clinical partnership with a European pharmaceutical company. The US listing serves as a platform to increase our global profile in both the capital markets and with potential clinical and corporate partners. The Stragen Pharma alliance serves as a vehicle to accelerate the clinical development of Ceflatonin®, our lead therapeutic oncology product.

This year ChemGenex completed two capital raisings worth a total of approximately $14.4 million. As a result, the Company had more than $9 million of current assets as of June 30, 2005. These resources will support the initiation of three additional phase 2 clinical trials; Ceflatonin® as a single agent in resistant chronic myeloid leukemia (CML) patients at several European sites, Ceflatonin® in combination with Gleevec® in resistant CML patients at the M.D. Anderson Cancer Center in Houston, Texas, and Quinamed® in prostate cancer patients at the Sarah Cannon Cancer Center in Tennessee.

The past year saw a 13.9% increase in revenue (up to A$4.1 million) which was largely due to the partnering of the depression gene discovery program with Vernalis, a leading UK biopharmaceutical company. ChemGenex believes in the value of partnerships and several of the Company’s unencumbered intellectual property assets and technologies, particularly in the field of obesity and diabetes, will be eligible for partnering over the coming year. Such partnerships allow the Company to mitigate the costs and risks of discovery research and provide free cash flow to support the clinical programs.

ChemGenex’s substantial intellectual property portfolio has expanded over the past year to include more than forty patent families that seek to protect the usage and formulation of anti-cancer small molecules and the use of genes and proteins involved in diabetes, obesity and depression. Major additions to the intellectual property portfolio over the past year include several patent families relating to the purification and usage of homoharringtonine/Ceflatonin® (under license from Stragen Pharma) and a novel pre-clinical targeted anti-cancer compound, CXS-299 (under license from the M.D. Anderson Cancer Center in Texas).

We have bolstered our leadership team with the addition of two directors, Mr. Patrick Burns and Mr. Peter Bradfield who joined the Board in July 2005. Mr. Burns is a US-based director with a wealth of experience in the biotechnology, high technology and venture capital industries. Mr. Bradfield has a substantial record in the management of high technology programs in both the private and public sector, and has worked at executive, Board and consultant levels nationally and internationally.

ChemGenex moves into the next year with confidence based on the depth and diversity of our clinical pipeline, the excellence of our target discovery platform, our ongoing commercial partnerships and a secure cash position. Our goals are to accelerate Ceflatonin® through registration directed clinical trials, to progress the development of Quinamed® and other anti-cancer small molecules and to minimize shareholder risk by seeking corporate alliances to share the cost of early stage programs. With a sound clinical and corporate strategy in place, we will continue to work to increase shareholder value over the coming year. We appreciate your support and look forward to staying in touch in the months ahead. This is an exciting time for ChemGenex, and we look forward to sharing the Company’s growth with you.

Sincerely,

Brett Heading
Chairman

Greg Collier
CEO and MD

Dennis Brown
President

Discovery Pipeline

	Discovery	Pre-clinical	Phase 1	Phase 2	Phase 3
Ceflatonin (homoharringtonine)
Chronic Myeloid Leukemia	X	X	X	X
Myelodysplastic Syndrome	X	X	X	X
Acute Myeloid Leukemia	X	X	X	X
Quinamed (amonafide dihydrochloride)
Prostate Cancer	X	X	X	X
Ovarian Cancer	X	X	X	X
Breast Cancer	X	X	X	X
CXS299
Solid Tumors	X	X

CXS829	X	X
CXS203	X
CXS102	X

CXS301	X
CXS303	X

ChemGenex harnesses its scientific expertise and understanding of the genetic basis of disease not only to discover novel targets and mechanisms, but to discover and develop unique personalized medicine solutions to improve patient outcomes

Our company was founded upon a deep understanding of the molecular mechanisms and the genetic basis of complex diseases. ChemGenex has a strong track record in the identification of novel targets involved in diseases ranging from diabetes and depression through to inflammation and cancer. Just as we understand that genetic diversity affects physical attributes, it is clear that our genes also dictate the way our bodies respond to environmental challenges, diseases and even medicines. This understanding has led to the conclusion that for complex diseases the “one size fits all” pharmaceutical model has significant limitations. At ChemGenex we believe that these limitations can be overcome by personalized medicine solutions based on an inclusive understanding of genetics from cause to treatment of disease.

By focusing on the molecular causes of disease rather than symptoms which can be distorted by biological and environmental influences personalized medicine aims to develop new drugs and treatment regimens for physicians to improve disease management for their patients. Such approaches may include gene-based diagnostic tests that more precisely diagnose diseases and their sub-types, or help physicians select the type and dose of medication best suited to a patient. Clearly, personalized medicine promises enhanced medical outcomes for many sufferers of complex diseases, and ChemGenex believes that it is well positioned to deliver on this promise.

ChemGenex’s clinical programs seek to develop personalized medicines that will offer new hope to patients who are not responding to existing therapeutics. Ceflatonin® is a s mall molecule that has proven efficacy in phase 2 trials for a range of leukemias including chronic myeloid leukemia (CML), myelodysplastic syndrome (MDS) and acute myelogenous leukemia (AML). Recent clinical data shows that treatment with homoharringtonine, the active agent of Ceflatonin®, not only halted, but reversed disease progression in some CML patients from accelerated phase back to chronic phase. Gleevec®, the current first-line treatment of CML can result in genetic mutations causing resistance and disease progression in a significant proportion of CML patients and Ceflatonin® may offer new hope to such patients.

ChemGenex’s second oncology product in phase 2 clinical trials is Quinamed® a unique class of compound for treating patients whose conditions are not improving with existing solid tumor therapeutics. ChemGenex’s approach involves personalized drug dosing by stratifying patients into groups based on their ability to metabolize the drug (fast versus slow NAT2 enzyme activity). Once stratified, patients are given tailored doses of Quinamed® to optimize the clinical benefit while limiting side effects.

ChemGenex’s understanding of the genetic and molecular bases of disease has positioned it to be a leader in the field of personalized medicines. This new era of creating highly active medicines with improved safety profiles offers the ability to deliver the right drug to the right patient to reduce clinical uncertainty and optimize patient outcomes.

Ceflatonin® offers hope to leukemia patients who are not responding to existing therapies

Leukemias are malignant cancers of the blood arising in the bone marrow (myelogenous) or blood cells (lymphocytic). Leukemias present in either chronic or acute forms and are currently treated by a wide range of therapeutic interventions with varying degrees of success related to disease type and stage.

Ceflatonin® (homoharringtonine) has potential to treat a number of forms of leukemia including chronic myeloid leukemia (CML), myelodysplastic syndrome (MDS) and acute myelogenous leukemia (AML). We are focusing our efforts on CML for initial product registration in the US and EU.

Chronic Myelogenous Leukemia (CML) is caused by an acquired genetic defect called the bcr-abl mutation that leads to abnormal proliferation of white blood cells. CML typically progresses through three phases.

Patients generally are diagnosed in ‘chronic phase’, progress through an ‘accelerated phase’ and then may die if the disease progresses to ‘blast phase’. CML incidence is relatively consistent occurring at about 1 to 2 per 100,000 people and the global CML market for therapeutics is estimated at in excess of US$2 billion. Patients with chronic phase CML have been effectively treated in recent years by the drug imatinib mesylate (Gleevec®). However, over time up to 40% of patients become resistant to the therapeutic effects of the drug and the disease progresses.

Ceflatonin® is an apoptosis (cell death) inducer that has been shown in recent clinical trials to be active for CML patients who have become resistant to Gleevec®. Pilot phase 2 clinical trials have shown decreased expression levels of the bcr-abl mutation and reversal of disease progression from the accelerated phase of CML back to the chronic phase.

ChemGenex’s alliance with the European pharmaceutical company Stragen Pharma has accelerated the clinical development of Ceflatonin®, giving ChemGenex access to a strong network of clinical opinion leaders in Europe and high quality manufacturing capabilities. The alliance gives ChemGenex an exclusive licence to the global intellectual property rights that Stragen has developed around manufacturing and novel analogs of homoharringtonine, the active molecule in Ceflatonin®.

Under the terms of the alliance ChemGenex will be responsible for the global clinical development of Ceflatonin®, as well as registration and marketing in North America and Asia-Pacific. Stragen will be responsible for drug production and global supply, as well as facilitating regulatory approvals within Europe. Once Ceflatonin® is approved in Europe, the alliance partners will market the product under the ChemGenex brand. The eventual profit split of sales in Europe will be shared ChemGenex 49%, Stragen 51%.

Clinical development of Ceflatonin® is advancing in September 2005 with the initiation of a phase 2 study evaluating the use of Ceflatonin® in patients with accelerated-phase CML who are resistant to Gleevec®. The trial is a single agent, six centre study in France and the UK and will be used in support of product registration. In addition, ChemGenex has two ongoing phase 2 clinical trials for Ceflatonin® at the M.D. Anderson Cancer Center in Houston, Texas; as combination therapy with Gleevec® in CML patients and as a single agent therapy in MDS patients. ChemGenex plans to explore additional therapeutic opportunities in AML and potentially in solid tumors where Ceflatonin® may be a valuable inhibitor of tumor blood vessel development. In addition ChemGenex plans to explore non cancer uses for Ceflatonin® including vascular and ocular indications.

ChemGenex’s oncology drug portfolio also includes two molecules exploiting targeted, more personalized therapeutics for patients with solid tumors

Cancer is a disease characterized by unregulated cell growth caused when radiation, carcinogens, and hormones trigger changes to the DNA of a cell. Cancer cells can spread to other areas of the body (metastasize), and form more tumors, which can destroy normal tissue or organs. Cancer is the second largest cause of death in the developed world with an estimated one million deaths and two and a half million new cases diagnosed each year. The global market for cancer treatments is estimated to be in excess of US$30 billion, with over half of this value being attributed to treatments for breast, lung, and prostate cancers.

ChemGenex is pursuing targeted medicine treatments for a range of solid cancers, with current emphasis on prostate and breast cancers. Prostate cancer is a disease that affects men from around the age of 45 years. It involves the growth of malignant cells in the prostate, a small gland about the size of a walnut located beneath the bladder. In the developed world prostate cancer is the most common male cancer, with an estimated 400,000 new cases and 60,000 deaths every year. Current treatments are dominated by affecting testosterone production, but increasing incidence of resistance to such treatments means that additional therapeutic approaches are needed.

Breast cancer is a disease that affects women from around the age of 40 years. It involves the growth of malignant cells in glandular tissue and milk ducts which eventually invade the breast tissue. In women, breast cancer is the most common type of cancer and the second leading cause of cancer-related deaths, with an estimated 400,000 new cases and 80,000 deaths every year in the developed world. Treatment of breast cancer typically includes surgery and a combination of radiation, chemotherapy and hormonal therapy.

Quinamed® is a synthetic organic compound that affects a number of targets in the EGFR pathway to inhibit cell proliferation. In initial clinical studies this compound was found to be effective in the treatment of both prostate and breast cancer, although there were side effects that required better treatment management. A more personalized approach to treatment was shown in ChemGenex’s phase 1 clinical trial of Quinamed® where tailored doses were administered to patients based on their genetic metabolic predisposition (NAT2 genotype). This study showed that our unique approach reduced the incidence of side effects, and allowed us to maximize the efficacy of the drug – arresting disease progression in patients with a range of different cancer types.

Quinamed® is currently in phase 2 clinical trials at the Sarah Cannon Cancer Center in Nashville, Tennessee. The studies initially focussed on prostate cancer patients who had failed hormonal therapy and docetaxel, and recently expanded to include patients with breast and ovarian cancers. The first phase of the studies will enroll up to 14 patients in each cancer type and results will identify the indication targeted for subsequent registration-directed trials.

CXS299 is ChemGenex’s first in class novel anti-cancer agent that is currently in pre-clinical development. CXS299 is the result of over ten years of intense research at the M.D. Anderson Cancer Center that sought to overcome the therapeutic resistance associated with widely used anti-cancer drugs in the treatment of solid tumors. CXS299 has an enhanced level of activity against cancer cells that are wild type for the p53 gene and resistant to existing platinum (II) based drugs, and it selectively inhibits the initial stages of cellular replication. CXS299 may provide more specific activity in solid tumors compared to normal tissues, in particular for patients who have failed existing commercial platinum therapeutic agents. CXS299 is an exciting addition to the ChemGenex clinical development pipeline.

ChemGenex has the technology base to support personalized medicine programs and identify new therapeutic targets

From the discovery of novel disease targets through to statistical analysis of pharmacogenomic data and clinical trial design our research and clinical teams are guided by our deep understanding of the molecular biology and genetics of complex diseases.

ChemGenex’s Human Genomics Facilities at the Southwest Foundation for Biomedical Research, in San Antonio, Texas, USA and the International Diabetes Institute in Melbourne, Victoria, Australia employ high-powered genetic sequencing, high-powered statistical capabilities and proprietary human sample collections to discover new biomarkers of disease and to segregate clinical trial patient populations. These powerful capabilities make ChemGenex ideally placed to develop new personalized medicine treatments, an integral component of the future of health care.

ChemGenex’s Human Genomics Facilities are complemented by its eXpress Technology Platform based at Deakin University in Geelong, Victoria, Australia. The eXpress Technology Platform is an integrated suite of proprietary and non-proprietary technologies that includes proven animal models for gene discovery and pre-clinical testing of novel therapeutics. The Company employs high quality researchers and cutting-edge technologies to elucidate the roles of novel genes and proteins in disease pathways, leading to the identification of new drug targets. Targets are screened using both small molecule and natural product libraries to find new lead compounds for drug development.

The Company has two major target discovery programs; diabetes and obesity (combined world market predicted to exceed US$9 billion by 2008) and depression (global market worth >US$16 billion in 2004). The international pharmaceutical industry is accelerating efforts to identify drug targets and potential treatments for these diseases and ChemGenex has built a reputation as a global research leader in these fields, having out-licensed four novel targets and identified numerous others that are available for partnering.

ChemGenex-funded scientists in both the US and Australia have been successful in attracting grant revenue from government agencies. In addition to existing grants from the US National Institutes of Health (A$4.4 million from 2003-2007) and the National Health and Medical Research Council (A$128,000 in 2004), ChemGenex-funded scientists have recently been awarded two Australian Research Council (ARC) grants worth a total of A$2.67 million over the next three years to investigate the underlying molecular basis of type 2 diabetes and obesity. These grants formalize collaborations with leading academic institutions Deakin University, the Garvan Institute of Medical Research in Sydney and the University of Melbourne.

ChemGenex has a strong record of establishing and maintaining alliances with pharmaceutical industry partners to share the costs and risk associated with early stage disease target discovery and validation programs. Current alliances with the international companies Merck Santé and Vernalis generated revenues of more than $3.7 million in the

2004-2005 financial year. ChemGenex believes that by partnering its early stage discovery programs it is de-risking its portfolio of activities, and is confident that this business model offers significant benefit both to ChemGenex and its alliance partners.

The Board

ChemGenex Board boasts strong business, legal, pharmaceutical industry and biotechnology credentials

MR BRETT HEADING B Com LLB(Hons) ASIA (Non-executive Chairman)

Mr Heading is an experienced corporate lawyer, a partner of McCullough Robertson for 20 years. He specialises in capital raisings, mergers and acquisitions and board advice. He has a wide ranging client base in emerging companies in the biotechnology and agribusiness sectors. His government appointments include membership of the Takeovers Panel, the Legal Committee of the Corporations and Markets Advisory Committee and the Board of Taxation. Age 49.

DR. GREG COLLIER B.Sc(Hons) PhD (Chief Executive Officer and Managing Director)

Dr. Collier is one of Australia’s leading biotechnology executives, and is credited with leading the transformation of the former Australian genomics company Autogen into the integrated international biopharmaceutical company ChemGenex Pharmaceuticals. As CEO of the company, Dr. Collier has overseen the partnering of major research programs, the $14 million acquisition of a private US biotechnology company and listing of the company’s securities on the NASDAQ exchange.

Dr. Collier is recognized internationally as a leader who has guided his company along a value-creating path towards marketed products, and is a regular invited speaker at international research and biotechnology conferences. Age 47.

DR. DENNIS BROWN B.Sc M.A PhD (Executive Director)

Dr. Brown has over 25 years experience in the biotechnology and biopharmaceutical industries with specific experience in cancer research and product development. Dr. Brown received his PhD. Degree from New York University, and held academic positions at Stanford University and Harvard University Medical School prior to beginning his industry career. Dr. Brown was a co-founder of Matrix Pharmaceutical Inc. and was the scientific founder of ChemGenex Therapeutics Inc. in 1999, shaping and leading the company’s clinical and early stage research programs. Age 56.

MR KEVIN DART (Non-executive Director)

Mr Dart has extensive experience in bringing new technologies to the market over the last 10 years. He has over 23 years experience in all aspects of the property industry as well as general investment and has been involved in listed and unlisted public companies over the last 16 years. Mr Dart has extensive experience in mergers and acquisitions, takeovers, capital raisings and cross-border transactions in the USA, Hong Kong, United Kingdom and Japan. Mr Dart was a founding director of the ASX listed company Charter Pacific Corporation Limited. Age 54.

MR ROGER BYRNE LLB (Non-executive Director)

Mr. Byrne LLB is an investment banker and was formerly a partner of Clayton Utz, with extensive experience as a corporate lawyer.  Mr. Byrne’s experience extends to mergers and acquisitions, public and private capital raisings and corporate structuring.  He consults to several clients on legal, corporate and commercial issues. Age 43.

MR ELMAR SCHNEE B.Com M.Mktg (Non-executive Director)

Mr Schnee is President of Global Ethical Pharmaceuticals of Merck KGaA, President of Merck Santé S.A.S., and a director of a number of other Merck KGaA companies. Mr Schnee has more than 20 years experience in the international pharmaceutical industry, with specific expertise in business development and marketing. Mr Schnee has a depth of understanding in product development and launch that will enhance the company’s position as it progresses with the commercialisation of its core technologies through alliances and in-house development. Age 46.

MR PATRICK OWEN BURNS BA LLB (Hons)

Mr Burns has extensive experience as an executive and director in technology and venture capital organisations. He is a director of firmView Inc., Euclid Systems Corporation and the ASX listed Progen Industries Limited. Mr Burns has over 25 years experience as a senior executive in the venture capital industry after practicing law in New York with Milbank, Tweed, Hadley & McCloy. Age 68.

MR PETER BRADFIELD LLB

Mr Bradfield is an experienced executive and director of Australian and international companies. He is a former CEO of Energy Resources of Australia Limited and former Managing Director of the Elders Mining Group of companies. Mr Bradfield also has substantial experience in the management of high technology platforms as a former director of the CSIRO and Cooperative Research Centres. Mr Bradfield currently provides strategic marketing and development advice to a range of Australian and international clients and served as a director for the ASX listed Ticor Limited. Age 63.

The Scientific Advisory Board

ChemGenex’s Scientific Advisory Board identifies new research opportunities and monitors existing programs

PROFESSOR PAUL ZIMMET AO, MD, FRACP, FACE

Professor Paul Zimmet, AO, MD, FRACP, FACE, is the Chairman of ChemGenex Scientific Advisory Board and is amongst the world’s leading scientists in the fields of diabetes and obesity. He is Professor/Director of the International Diabetes Institute, Professor of Diabetes at the Monash University, Honorary Professor at Deakin University and Professor in the Graduate School of Public Health at the University of Pittsburgh in the USA. He is actively involved with the World Health Organization’s diabetes and obesity study groups and is a member of several Australian Federal and State government Advisory Committees on Diabetes. In 2004, Professor Zimmet received the prestigious Hellmut Mehnert Award at the 40th annual meeting of the European Association for the Study of Diabetes.

DR. JOHN BLANGERO PhD

Dr. John Blangero, PhD, is a scientist at the Department of Genetics at the Southwest Foundation for Biochemical Research in San Antonio, USA. He is the first researcher from the Southwest Foundation to be selected for a “Method to Extend Research in Time” (MERIT) award from the National Institutes of Health, USA. He is a leading international statistical geneticist. Dr. Blangero is also on the management team of ChemGenex Pharmaceuticals as the Chief Scientific Director of Human Genomics. He was responsible for developing new statistical software to increase greatly the amount of data that could be handled in genetic studies of families. Dr. Blangero leads a number of government-funded research projects in the USA related to the genetics of common complex diseases.

PROFESSOR IAN GUST AO, MD, FRCPA, FRACP, FTS

Professor Ian Gust, AO, MD, FRCPA, FRACP, FTS., was the founding Director of the MacFarlane Burnet Centre for Medical Research and subsequently was Research and Development Director for CSL Limited (“CSL”). During the ensuing decade, he was responsible for managing a research and development budget of more than $20 million per annum. Professor Gust serves as a scientific adviser to Bill and Melinda Gates Children’s Vaccine Program, the International AIDS Vaccine Initiative and the World Health Organization. He is a non-executive director of Promics Pty Ltd, Biota Holdings Limited and Biota Inc.

PROFESSOR DAVID JAMES BSc (Hons) PhD

Professor David James BSc (Hons) PhD is the Director of the Diabetes and Obesity Research Program, Garvan Institute of Medical Research in Sydney. Professor James was the discoverer of the GLUT4 glucose transporter molecule and is recognized as an international leader in the field of diabetes molecular cell biology. Professor James has a distinguished academic research career, was the recipient of a Wellcome Trust Senior

Research Fellowship and was the recipient in 1999 of the Glaxo Wellcome Australia Medal.

PROFESSOR HAGOP KANTARJIAN MD

Professor Hagop Kantarjian MD is Professor of Medicine and Chairman of the Department of Leukemia at MD Anderson Cancer Center in Houston, Texas. Professor Kantarjian specializes in leukemia and holds an interest in creating new treatment approaches for these diseases. Professor Kantarjian has authored and contributed to over 560 medical publications, articles and abstracts and, for his accomplishments, has received awards, including a Leukemia Society of America Scholarship from 1989-1994 and a Leukemia Society of America Special Fellow Scholarship from 1982-1983.

DR. JOHN HUGHES BSc (Hons) PhD FIPAA

Dr John Hughes BSc (Hons) PhD FIPAA is a Australia biotechnology patent attorney and a partner of Davies Collison Cave with more than 14 years experience in patent law. Dr Hughes is involved in the drafting and prosecution of patent applications directed to all facets of biotechnology, including inventions relating to molecular biotechnology, pharmacology, transgenic plants and animals as well as general chemistry and microbiology. Dr Hughes has a substantial United States practice at the drafting and prosecution levels of patent filing. Dr Hughes has postdoctoral experience at Yale University and Genentech Inc., mainly in microbial genetics and molecular biology and trained as a patent attorney in New York before returning to Australia.

The Executive Team

The Executive Directors, Drs Collier and Brown, are supported by an executive team with a wealth of experience in the biotechnology and pharmaceutical sectors

MR. HARRY PEDERSEN M.B.A. Vice President of Business Development

Mr. Pedersen has over 20 years of experience in the pharmaceutical and biotechnology industry. He is responsible for negotiating and closing over 30 agreements including, marketing partnerships, license agreements, joint ventures, acquisitions and strategic equity investments. Mr. Pedersen began his career at Marion Laboratories, a pioneer in pharmaceutical licensing, and spent 11 years with Hoechst Marion Roussel (now part of Sanofi Aventis) in business development and strategic planning roles of increasing responsibility. Mr. Pedersen joined Matrix Pharmaceutical as Vice President of Business Development and was responsible for identifying and negotiating the in-license of tezacitabine, a targeted anti-cancer agent in Phase 2 clinical trials at the time. Matrix was subsequently purchased by Chiron, in order to acquire the rights to tezacitabine. Mr. Pedersen teamed up with Dr. Brown, a Matrix co-founder, to start ChemGenex Therapeutics in 2001. Mr. Pedersen has been a member of numerous venture capital business advisory boards, including HealthCare Ventures II & III and Domain Associates I&II, Tullis Dickerson Group and H&Q Life Sciences I. He has also served as a director on the Board of Directors for Creative BioMolecules Inc and Proscript Therapeutics Inc.

DR. JAMES CAMPBELL PH.D., M.B.A. Vice President of Operations

Dr. Campbell has more than 17 years experience in scientific research, research management, management consulting and venture capital in Australia and internationally. Dr. Campbell held research positions at the CNRS and the CSIRO, and after completing an MBA worked for the international management consultancy Booz Allen Hamilton. Dr. Campbell later joined the commercial arm of the University of Melbourne, where he sat on the investment committee of the pre-seed venture capital fund UniSeed Pty Ltd, and was a director of Hatchtech Pty Ltd and Pargenex Pty Ltd.

MR. RICK MERRIGAN M.B.A. Chief Financial Officer

Mr. Merrigan has an impressive track record as Chief Financial Officer and Company Secretary of major public and private Australian companies, with significant experience in all facets of financial management and control across a variety of industry sectors, including entertainment, manufacturing, transport and retailing in both domestic and international markets. Mr Merrigan is a CPA with particular expertise in corporate management, due diligence, capital raising and financial process management.